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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4

                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                             (Amendment No.       )

                       REMINGTON OIL AND GAS CORPORATION
                                (Name of Issuer)

                       REMINGTON OIL AND GAS CORPORATION
                      (Name of Person(s) Filing Statement)

    8 1/4% CONVERTIBLE SUBORDINATED NOTES
                 DUE 2002 OF
      REMINGTON OIL AND GAS CORPORATION                         759594 AA 2
        (Title of Class of Securities)             (CUSIP Number of Class of Securities)

                                 J. BURKE ASHER
                          8201 PRESTON ROAD, SUITE 600
                              DALLAS, TEXAS 75225
                                 (214) 210-2650
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

                                JANUARY 20, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

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            TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
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
                 $39,118,467                                     $7,823.70
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

* The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing $38,371,000 principal amount of Notes at the purchase price (100% of the principal amount of the Notes, plus accrued interest through the date of purchase) as of February 25, 1999 (the payment date of the Offer). The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount previously paid:

    Form or registration no.:

    Filing party:

    Date filed:

Instruction. When submitting this statement in paper format, ten copies of this statement, including all exhibits, shall be filed with the Commission.

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                             INTRODUCTORY STATEMENT

     This Schedule 13E-4 relates to a change in control offer (the "Offer") by Remington Oil and Gas Corporation, a Delaware corporation (the "Company") formerly known as Box Energy Corporation, to purchase for cash, on the terms and subject to the conditions set forth in the attached Change in Control Notice and Offer to Purchase, dated January 20, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), all of the outstanding 8 1/4% Convertible Subordinated Notes Due 2002 of the Company (the "Notes"). Effective December 28, 1998, the Company's two classes of common stock, Class A (Voting) and Class B (Non-Voting), were recapitalized into a single class of voting stock ("Remington Common Stock") (the "Recapitalization"). Prior to the Recapitalization, the Notes were convertible into shares of Class B (Non-Voting) Common Stock, par value $1.00 per share, at a conversion price of $11.00 per share in accordance with the Indenture under which the Notes were issued. Subsequent to the Recapitalization, the Notes are convertible into shares of Remington Common Stock, par value $0.01 per share, at a conversion price of $11.00 per share. Copies of the Offer to Purchase and the related Letter of Transmittal are filed as exhibits 99.1(a)(1) and 99.1(a)(2) hereto.

ITEM 1. SECURITY AND ISSUER.

     (a) The issuer of the Notes is the Company. The address of the Company's principal executive office is 8201 Preston Road, Suite 600, Dallas, Texas 75225-6211.

     (b) The securities which are the subject of the Offer are the 8 1/4% Convertible Subordinated Notes Due 2002 issued by the Company. The Notes are convertible into shares of Remington Common Stock at a conversion price of $11.00 per share in accordance with the Indenture under which the Notes were issued. As of January 18, 1999, there was $38,371,000 aggregate principal amount of Notes outstanding. The Offer is for any and all Notes, in denominations of $1,000 or integral multiples thereof, at a purchase price of 100% of the principal amount of the Notes, plus accrued interest through the date of purchase. To the best knowledge of the Company, no Notes are being purchased from any officer, director or affiliate of the Company.

     (c) The information set forth in the section of the Offer to Purchase entitled "Market Price Information" is incorporated herein by reference.

     (d) The Company is filing this statement. The address of the Company is set forth in Item 1(a).

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the section of the Offer to Purchase entitled "Sources and Amount of Funds" is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     The information set forth in the section of the Offer to Purchase entitled "The Offer -- Purpose and Effects of the Offer" is incorporated herein by reference. Upon purchase, Notes will cease to be outstanding and will be delivered to United States Trust Company of New York, as Trustee, for cancellation immediately after such purchase.

     (a) The information set forth in the section of the Offer to Purchase entitled "The Offer -- General" is incorporated herein by reference.

     (b) None.

     (c) None.

     (d) None.

     (e) None.

     (f) None.
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     (g) None.

     (h) Not applicable.

     (i) Not applicable.

     (j) Not applicable.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth on the cover page to the Offer to Purchase and the sections of the Offer to Purchase entitled "The Offer -- General," "The Offer -- Purpose and Effects of the Offer" and "Recent Developments" is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the section of the Offer to Purchase entitled "The Depositary" is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a) The information set forth in the section of the Company's Offer to Purchase entitled "Selected Financial Data of the Company" is incorporated herein by reference. The following documents, which have been filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated herein by reference:

          (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

          (2) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

     The following document, which has been filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), is hereby incorporated by reference:

          (1) The Company's Registration Statement on Form S-4, declared effective by the Commission on November 27, 1998, relating to the registration of the shares of Remington Common Stock.

     (b) Not applicable.

ITEM 8. ADDITIONAL INFORMATION.

     (a) None.

     (b) None, except for compliance with the Exchange Act and the rules and regulations promulgated thereunder and compliance with applicable requirements of state securities or "blue sky" laws.

     (c) Not applicable.

     (d) None.

     (e) Reference is made to the exhibits hereto which are incorporated in their entirety herein by reference.

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    (a)   Exhibit 99.1(a)(1)  Change in Control Notice and Offer to Purchase, dated
                              January 20, 1999.
          Exhibit 99.1(a)(2)  Letter of Transmittal.
          Exhibit 99.1(a)(3)  Notice of Guaranteed Delivery.
          Exhibit 99.1(a)(4)  Letter to clients.
          Exhibit 99.1(a)(5)  Letter to brokers, dealers, commercial banks, trust companies and other nominees.
    (b)   Exhibit 99.2        Amended and Restated Secured Revolving Credit Loan Agreement
                              by and Between Remington Oil and Gas Corporation as Borrower
                              and Comerica Bank-Texas as Lender in the face amount of
                              $50,000,000, dated as of September 30, 1998.
    (c)   Not applicable.
    (d)   Not applicable.
    (e)   Not applicable.
    (f)   Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        REMINGTON OIL AND GAS CORPORATION

                                        By:        /s/ JAMES A. WATT
                                           -------------------------------------
                                                       James A. Watt
                                           President and Chief Executive Officer

Dated: January 20, 1999

                                        4
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                                 EXHIBIT INDEX

        EXHIBIT                                  DESCRIPTION
        -------                                  -----------
       99.1(a)(1)        -- Change of Control Notice and Offer to Purchase, dated
                            January 20, 1999.
       99.1(a)(2)        -- Letter of Transmittal.
       99.1(a)(3)        -- Notice of Guaranteed Delivery.
       99.1(a)(4)        -- Letter to clients.
       99.1(a)(5)        -- Letter to brokers, dealers, commercial banks, trust
                            companies and other nominees.
       99.2              -- Amended and Restated Secured Revolving Credit Loan
                            Agreement by and Between Remington Oil and Gas
                            Corporation as Borrower and Comerica Bank-Texas as Lender
                            in the face amount of $50,000,000, dated as of September
                            30, 1998.

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